Exhibit 99.2

TK STAR DESIGN, INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

(UNAUDITED)

TK STAR DESIGN, INC.

Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$2,375,633	$797,093
Accounts receivable, net of allowance for doubtful accounts of $146,317	7,899,824	3,096,232
and $141,830 at September 30, 2011 and December 31, 2010, respectively
Advance payments	10,548,219	4,522,647
Due from unrelated parties	532,532	578,396
Due from shareholders	287,863	413,703
Other current assets	761,879	126,218
Total current assets	22,405,950	9,534,289

Property and equipment, net	3,135,598	3,165,124

Total assets	$25,541,548	$12,699,413

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$4,625,212	$2,063,089
Short-term bank loan	313,000	303,400
Advances from customers	3,227,595	768,773
Current maturities of capital lease obligations	21,308	20,654
Income taxes payable	4,151,094	2,448,444
Other taxes payable	745,227	722,518
Warrants liability	411,026	-
Other current liabilities	84,587	119,874
Total current liabilities	13,579,049	6,446,752

Long-term capital lease obligations	53,243	67,101

Total liabilities	13,632,292	6,513,853

Stockholders’ equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized,	-	-
no shares issued and outstanding
Common stock, $0.001 par value, 99,000,000 shares authorized,
43,485,700 and 36,351,500 shares issued and outstanding
at September 30, 2011 and December 31, 2010, respectively	43,486	36,352
Additional paid-in capital	1,111,041	458,638
Statutory reserve	257,630	257,630
Retained earnings	10,061,796	5,270,514
Accumulated other comprehensive income	435,303	162,426
Total stockholders’ equity	11,909,256	6,185,560

Total liabilities and stockholders' equity	$25,541,548	$12,699,413

The accompanying notes are an integral part of these consolidated financial statements.

TK STAR DESIGN, INC.

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2011	2010	2011	2010
Sales	$9,085,495	$7,212,304	$17,729,962	$11,754,984

Cost of sales	4,262,948	3,705,649	10,623,201	6,311,729

Gross profit	4,822,546	3,506,655	7,106,761	5,443,255

Operating expenses:
Selling, general and administrative expenses	420,817	170,214	859,678	402,529
Total operating expenses	420,817	170,214	859,678	402,529

Income from operations	4,401,730	3,336,441	6,247,083	5,040,726

Other income (expenses):
Interest income (expenses)	(7,228)	(2,224)	(14,053)	(2,043)
Non-operating income (expenses)	144,938	(9,653)	143,486	(11,882)
Change in fair value of warrants liability	15,437	-	15,437	-
Total other income (expense)	153,147	(11,877)	144,870	(13,925)

Income before provision for income tax	4,554,877	3,324,564	6,391,953	5,026,801

Provision for income tax	1,142,435	852,588	1,600,671	1,281,897

Net income	3,412,442	2,471,976	4,791,282	3,744,904

Other comprehensive income
Foreign currency translation adjustment	133,194	80,033	272,877	90,088

Comprehensive income	$3,545,636	$2,552,009	$5,064,159	$3,834,992

Earnings per common share
Basic	$0.08	$0.07	$0.13	$0.10
Diluted	$0.08	$0.07	$0.13	$0.10

Weighted average number of common shares
outstanding
Basic	41,934,787	36,351,500	38,239,965	36,351,500
Diluted	41,934,787	36,351,500	38,239,965	36,351,500

The accompanying notes are an integral part of these consolidated financial statements.

TK STAR DESIGN, INC.

Consolidated Statements of Stockholders’ Equity

(Unaudited)

					Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated other Comprehensive Income	Total Stockholders’ Equity

	Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value

Balance as of January 1, 2010	-	$ -	36,351,500	$ 36,352	$ 231,838	$ 127,167	$ 679,541	$ 485	$ 1,075,383

Net income	-	-	-	-	-	-	4,721,436	-	4,721,436

Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	-	-	-	161,941	161,941
Comprehensive Income	-	-	-	-	-	-	-	-	4,883,377

Statutory reserve	-	-	-	-	-	130,463	(130,463)	-	-

Capital contribution from shareholders	-	-	-	-	226,800	-	-	-	226,800

Balance as of December 31, 2010	-	$ -	36,351,500	$36,352	$ 458,638	$ 257,630	$ 5,270,514	$ 162,426	$ 6,185,560

Net income	-	-	-	-	-	-	4,791,282	-	4,791,282

Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	-	-	-	272,877	272,877
Comprehensive Income	-	-	-	-	-	-	-	-	5,064,159

Effects of reverse recapitalization	-	-	649,000	649	(649)	-	-	-	-

Issuance of common stock	-	-	615,000	615	203,081	-	-	-	203,696

Conversion of promissory notes	-	-	5,870,200	5,870	(5,870)	-	-	-	-

Capital contribution from shareholders	-	-	-	-	455,841	-	-	-	455,841

Balance as of September 30, 2011	-	$ -	43,485,700	$ 43,486	$1,111,041	$ 257,630	$10,061,796	$ 435,303	$ 11,909,256

The accompanying notes are an integral part of these consolidated financial statements.

TK STAR DESIGN, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended
	September 30,
	2011	2010
Cash flows from operating activities:
Net Income	$4,791,282	$3,744,904
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	141,840	31,873
Provision for bad debts	-	58,892
Changes in fair value of warrants liability	(15,437)
Changes in current assets and current liabilities:
Accounts receivable	(4,634,663)	(3,508,116)
Advance payments	(5,793,762)	(3,105,830)
Other current assets	(608,062)	(66,598)
Accounts payable and accrued expenses	2,461,685	2,160,069
Advance from customers	2,397,785	559,539
Income taxes payable	1,600,671	1,261,591
Other taxes payable	(150)	19,512
Other current liabilities	(55,022)	191,056
Total Adjustments	(4,505,115)	(2,398,012)

Net cash provided by operating activities	286,167	1,346,892

Cash flows from investing activities:
Acquisition of property and equipment	(14,121)	(17,611)
Due from unrelated parties	63,197	74,286
Due from shareholders	124,112	(272,347)

Net cash provided by (used in) investing activities	173,189	(215,672)

Cash flows from financing activities:
Proceeds from issuance of securities	615,000	-
Additional paid in capital – capital contribution from shareholders	455,841	-
Proceeds from short-term bank loan	-	294,200

Net cash provided by financing activities	1,070,841	294,200

Effect of foreign currency translation on cash	48,343	34,482

Net increase in cash and cash equivalents	1,578,541	1,459,902

Cash and cash equivalents – beginning	797,093	455,466

Cash and cash equivalents – ending	$2,375,633	$1,915,368

Supplemental schedule of non cash activities:

Capital lease payment made by a shareholder on behalf of the Company	$15,740	$-

Supplemental disclosure information:
Cash paid for interest	$14,053	$2,043
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 1 – Organization and Nature of Business

TK Star Design, Inc. (“PUBCO” or the “Company”), a publicly traded company, was incorporated under the laws of the State of Nevada on November 3, 2008. TK Star is a reporting company pursuant to the Securities Exchange Act of 1934 and its shares are currently quoted on the OTCQB and OTC Bulletin Board. The primary business is to engage in the advertising and brand name development in China, especially in Hunan Province and other southern Chinese provinces.

On July 20, 2011, PUBCO entered into a Share Exchange Agreement with the shareholders of Phoenix International. Pursuant to the terms of the Share Exchange Agreement, PUBCO agreed to acquire all of the issued and outstanding shares of Phoenix International from the Phoenix International Shareholders in exchange for the issuance by PUBCO to the Phoenix International Shareholders of an aggregate of 36,351,500 newly-issued shares of common stock of PUBCO, $ 0.001 par value per share (the “Share Exchange”), which, upon completion of the transactions contemplated by the Share Exchange Agreement, constitutes a controlling majority of PUBCO’s issued and outstanding shares of common stock. Upon the closing of the share exchange transaction, Phoenix International became the wholly owned subsidiary of PUBCO and PUBCO ceased the business of repairing, maintaining and servicing metal gym and heavy duty weight equipment, and became engaged in the advertising and brand name development business in China through Phoenix International and its subsidiary and affiliated companies in China.

Phoenix International (China) Limited (“Phoenix International”) was incorporated on October 19, 2009 under the laws of Hong Kong, the People’s Republic of China (“PRC”). On June 7, 2010, Phoenix International invested 100% in Hunan Beiwei International Media Consulting Co., Ltd., a wholly foreign-owned enterprise (“WFOE”) in the county of Changsha, Hunan Province, PRC under the corporate laws of PRC.

On June 15, 2010, the WFOE entered into a series of agreements, the purpose of which was to restructure Changsha Zhongte Trade Advertising Co., Ltd., (“Zhongte”), Changsha North Latitude 30 Cultural Communications Co., Ltd. (“North Latitude”) and Changsha Beichen Cultural Communications Co., Ltd (“Beichen”) in accordance with PRC law such that it could seek capital and grow its business (the “Restructuring”). Zhongte, North Latitude and Beichen were formed on September 27, 2002, August 26, 2003 and June 3, 2008, respectively, in the city of Changsha, Hunan Province, PRC under the corporate laws of PRC. The Agreements, including but not limited to, a Consulting Services Agreement and an Operating Agreement, provide that all business revenues of Zhongte, North Latitude and Beichen will be directed in full by Zhongte, North Latitude and Beichen into bank accounts nominated by the WFOE, and the WFOE agrees to, as the guarantor for Zhongte, North Latitude and Beichen in the contracts, agreements or transactions in connection with Zhongte’s, North Latitude’s and Beichen’s operations with any other third party, provide full guarantee for the performance of such contracts, agreements or transactions. As a result of the above-described agreements, Zhongte, North Latitude, and Beichen became the WFOE’s Variable Interest Entities as defined in FASB ASC 810 (formerly FIN-46R).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of TK Star Design, Inc. (“the Company”) and its controlled subsidiaries. All inter-company transactions and balances have been eliminated in consolidation. The accompanying unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) applicable to interim financial information and the requirements of Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Basis of Presentation and Consolidation (continued)

In preparing the accompanying unaudited consolidated financial statements, we evaluated the period from September 30, 2011 through the date the financial statements were issued for material subsequent events requiring recognition or disclosure. No such events were identified for this period.

Interim Financial Statements

These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, as not all disclosures required by generally accepted accounting principles in the United States of America for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended December 31, 2010.

Note 3 – Accounts Receivable

Accounts receivable are stated at original invoice amount less allowance for doubtful receivables based on management’s periodic review of aging of outstanding balances and customer credit history. Allowance for doubtful accounts amounted to $146,317 and $141,830 as of September 30, 2011 and December 31, 2010, respectively.

Note 4 – Advance Payments

As a common business practice, the Company is required to make advance payments to certain media for issuing advertisements. As of September 30, 2011 and December 31, 2010, balances on advance payments were $10,548,219 and $4,522,647, respectively.

Note 5 – Due from Unrelated Parties

As of September 30, 2011 and December 31, 2010, the Company had outstanding loans to unrelated parties of $532,532 and $578,396, respectively. These loans are good-faith based, non-interest bearing and payable on demand.

Note 6 – Due from Shareholders

As of September 30, 2011 and December 31, 2010, the Company had outstanding loans to shareholders of $287,863 and $413,703, respectively. These loans are short-term in nature, unsecured and non-interest bearing and payable on demand.

Note 7 – Property and Equipment

Property and equipment as of September 30, 2011 and December 31, 2010 consist of the following:

	September 30, 2011	December 31, 2010

Office equipment and furniture	$178,610	$159,234
Vehicles	218,340	211,644
Vehicles – capital lease	149,400	144,818
Buildings	2,957,850	2,867,130
Subtotal	3,504,200	3,382,826
Less: accumulated depreciation	368,602	217,702

Total	$3,135,598	$3,165,124

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 7 – Property and Equipment (continued)

Depreciation expense for the three months ended September 30, 2011 and 2010 was $49,868 and $10,846, and for the nine months ended September 30, 2011 and 2010 was $141,840 and $31,873, respectively. Amortization of Vehicles under capital lease included in depreciation expense for the three months ended September 30, 2011 and 2010 was $5,247 and $5,007, and for the nine months ended September 30, 2011 and 2010 was $15,639 and $16,076, respectively.

Note 8 – Capital Leases – Future Minimum Lease Payments

The Company leases certain vehicles under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the property and equipment and was $149,400 and $144,818 as of September 30, 2011 and December 31, 2010, respectively. Accumulated amortization of the leased vehicles as of September 30, 2011 and 2010 was $93,884 and $124,121, respectively. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of September 30, 2011 are as follows:

Year Ending December 31,	Amount
2011	$7,450
2012	20,654
2013	11,552
2014	4,747
2015	4,747
Thereafter	25,401
Total minimum lease payments	74,551
Less: Current maturities of capital
lease obligations	(21,308)
Long-term capital lease obligations	$53,243

Note 9 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	September 30, 2011	December 31, 2010

Accounts payable	$4,430,538	$1, 908,089
Accrued expenses	194,675	155,000

Total	$4,625,212	$2,063,089

The carrying value of accounts payable and accrued expenses approximates their fair value due to the short-term nature of these obligations.

Note 10 – Short-Term Bank Loan

Short-term bank loan consists of the following:

	September 30,	December 31,
	2011	2010
On July 5, 2011, the Company signed a loan agreement with Bank of

Changsha in the amount of $313,000 with a lien on the Company’s revenue. The loan is to be repaid in full in August, 2012 and the interest is calculated using annual fixed interest rate of 7.98%, paid monthly.

The loan is insured by Hunan Furong Surety for Small to Mid-size Enterprise, Ltd.	$313,000	$-

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 10 – Short-Term Bank Loan (continued)

	September 30,	December 31,
	2011	2010
On July 26, 2010, the Company signed a loan agreement with Bank of
Changsha in the amount of $305,400, which is to be repaid in full by
July 27, 2011, The interest is calculated using annual fixed interest rate of 5.31% and paid monthly. The loan is guaranteed by Hunan Furong
Credit Guaranty for Small to Mid-size Enterprise, Ltd.	-	303,400

Total short-term bank loan	$$313,000	$$303,400

Note 11 – Advances from Customers

As of September 30, 2011 and December 31, 2010, the Company had advances from customers of $3,227,595 and $768,773, respectively. As a common business practice, the Company requires certain customers to make advance payments for advertisements. Such advances are interest-free and unsecured.

Note 12 – Other Taxes Payable

Other taxes payable consists of the following:

	September 30, 2011	December 31, 2010

Business taxes payable	$518,067	$501,108
Fees and surcharges payable	227,160	221,410

Total	$745,227	$722,518

Note 13 – Stock Authorization and Issuance

On July 20, 2011, Phoenix International (China) Limited and its shareholders, Guolin Yang, Zhenping Wang, Hongdong Xu, and Jun Liang, (collectively, the “Shareholders”) entered into a Share Exchange Agreement with TK Star Design Inc (“PUBCO”). Pursuant to the terms of the Share Exchange Agreement, PUBCO agreed to acquire all of the issued and outstanding shares of Phoenix International from the Shareholders in exchange for PUBCO to issue an aggregate of 36,351,500 shares of common stock to the Shareholders, at $0.001 par value per share (the “Share Exchange”), which, upon completion of the transactions contemplated by the Share Exchange Agreement, constitutes a controlling majority of PUBCO’s issued and outstanding shares of common stock.  Upon consummation of the Share Exchange, Phoenix International became a wholly-owned subsidiary of PUBCO.

Immediately upon the entry of the Share Exchange Agreement on July 20, 2011, PUBCO entered into Subscription Agreements with a group of accredited investors (“Investors”).   Pursuant to the Subscription Agreements, the Investors purchased (i) 615,000 shares of the PUBCO’s common stock (the “Purchased Shares”) for the purchase price of $1.00 per share; (ii) Series A share purchase warrants to purchase, individually one share of the PUBCO’s common stock and, collectively, 1,230,000 shares of the PUBCO’s common stock (the “Series A Warrants”); (iii) Series B share purchase warrants to purchase, individually one share of the PUBCO’s common stock and, collectively, 1,230,000 shares of the PUBCO’s common stock (the “Series B Warrants”); (iv) Series C share purchase warrants to purchase, individually one share of the PUBCO’s common stock and, collectively, 615,0000 shares of the PUBCO’s common stock (the “Series C Warrants”); and (v) Series D share purchase warrants  to purchase , individually one share of the PUBCO’s common stock and, collectively, 615,000 shares of the PUBCO’s common stock (the “Series D Warrants”) (collectively, the Series A Warrants, the Series B Warrants, the Series C Warrants and the Series D Warrants, the “Warrants”). Each purchase of a Purchased Shares entitles the Investors to two shares of Series A Warrants, two shares of Series B Warrants, one share of Series C Warrants and one share of Series D Warrants.

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 13 – Stock Authorization and Issuance (continued)

Pursuant to the Subscription Agreements and the related Registration Rights Agreements, PUBCO has agreed to file a resale Registration Statement on Form S-1  within 45 days following the closing of the Subscription Agreements (“Required Filing Date”) registering the Purchased Securities (together the “Registrable Securities”) with the Securities and Exchange Commission (the “SEC”).   In the event PUBCO has not filed the Registration Statement by the Required Filing Date, or the Registration Statement is not declared effective by the SEC by 120 days after the Required Filing Date, PUBCO has agreed to pay liquidated damages to each Investor, from and including the day following such Filing Default until the date that the Registration Statement is filed with the SEC, or until the Registration Statement is declared effective, as applicable, at a rate per month (or portion thereof) equal to 0.50% of the total purchase price of the Shares purchased by such Investor pursuant to the Purchase Agreement.  In no event, however, may the penalties exceed 9% in the aggregate of such total purchase price.

Immediately upon the entry of Share Exchange Agreement and Purchase Agreement on July 20, 2011, PUBCO authorized the conversion of unpaid convertible promissory notes in the total amount of $ 5,870.20 into 5,870,200 shares of common stock, at the conversion price of $ 0.001 per share.

Immediately upon the entry of the Subscription Agreements on July 20, 2011, PUBCO entered into a Communications Services Agreement (‘Services Agreement”) with JOL Group, LLC under which JOL Group, LLC will provide PUBCO with the communications and marketing services and PUBCO will pay $ 400,000 for JOL Group, LLC’s services. $ 260,000 will be paid upon the closing of the said Subscription Agreements and $ 140,000 will be paid by the 105th day following the closing of the Subscription Agreements. Mr. Guolin Yang, a major shareholder of PUBCO upon completion of the share exchange transaction, will have 900,000 shares of common stock owned by him to be placed in an escrow account as collateral for the timely payment of $ 140,000.

Note 14 – Warrants Liability

The fair value of the warrants liability as of September 30, 2011 was as following:

September 30, 2011
Series A Warrants issued on July 20, 2011, at fair value	$166,011
Series B Warrants issued on July 20, 2011, at fair value	134,673
Series C Warrants issued on July 20, 2011, at fair value	55,171
Series D Warrants issued on July 20, 2011, at fair value	55,171
Total	$411,026

The terms of these warrants issued on July 20, 2011, as described in Note 14, are as follows: (a) Series A warrants with an expected term of 5 years entitles holders to purchase an aggregate of 1,230,000 shares of the PUBCO’s common stock at an exercise price of $0.5 per share; (b) Series B warrants with an expected term of 5 years entitles holders to purchase an aggregate of 1,230,000 shares of the PUBCO’s common stock at an exercise price of $0.75 per share; (c) Series C warrants with an expected term of 5 years entitles holders to purchase an aggregate of 615,000 shares of the PUBCO’s common stock at an exercise price of $1.00 per share; and (d) Series D warrants with an expected term of 5 years entitles holders to purchase an aggregate of 615,000 shares of the PUBCO’s common stock at an exercise price of $1.00 per share. Pursuant to the agreement of these warrants, these warrants may be settled by physical or net share settlement at a choice of the holder. In addition, these warrants are subject to the Registration Rights Agreement as described in Note 14. Under such agreement, the Company agreed to pay liquidated damages to each Investor at a rate per month (or portion thereof) equal to 0.50% of the total purchase price of $615,000 in the event the Company has not filed the Registration Statement by the Required Filing Date, or the Registration Statement is not declared effective by the SEC by 120 days after the Required Filing Date. In no event, however, may the penalties exceed 9% in the aggregate of $615,000. Since the Company has an absolute obligation to make cash payments to the holder of the warrants in the event the Company fails to make timely filings with the SEC, under FASB ASC 815 (formerly EITF 00-19), the series A, B, C, D warrants issued by the Company on July 20, 2011 are accounted for as liabilities.  The Company used the Binomial model in calculating the fair market value of the Warrants.  The principal assumptions used in the computation of the Warrants are: expected term of 5 years; a risk-free rate of return of 0.96%; dividend yield of zero percent; and a volatility of 70%.

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 15 – Income Taxes

The Company is a Nevada corporation and conducts all of its business through its Chinese subsidiaries. The Company’s business is conducted solely in the PRC. As the Company is a U.S. holding company, it has not recorded any income from operation for the years ended September 30, 2011 and 2010, there was no provision or benefit for U.S. income tax purpose.

Phoenix International (China) Limited was incorporated in Hong Kong, China. Under the corporate tax laws of Hong Kong, it is not subject to tax on income or capital gains.

The Company’s Chinese subsidiary and affiliated operating companies are governed by the Income Tax Law of the PRC and are subject to statutory income tax rate of 25%. .

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the PRC (the New CIT Law), which is effective from January 1, 2008. Under the new tax law, the corporate income tax rate applicable to all Companies, both domestic and foreign-invested companies, is 25%, replacing the previous applicable tax rate of 33%. For the nine months ended September 30, 2011 and 2010, the income taxes provision for the Company was $1,600,671 and $1,281,897, respectively.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT. Since the Company intends to reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future.

Note 16 – Earnings Per Share

The Company presents earnings per share on a basic and diluted basis. Basic earnings per share have been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of equity securities. The weighted average number of shares calculated for Diluted EPS excludes the potential common stock that would be exercised under the warrants granted to investors because of their anti-dilutive effect.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Net income	$3,412,442	$2,471,976	$4,791,282	$3,744,904

Weighted average common shares
(denominator for basic earnings per share)	41,934,787	36,351,500	38,239,965	36,351,500

Effect of dilutive securities:	-	-	-	-

Weighted average common shares
(denominator for basic earnings per share)	41,934,787	36,351,500	38,239,965	36,351,500

Basic earnings per share	$0.08	$0.07	$0.13	$0.10
Diluted earnings per share	$0.08	$0.07	$0.13	$0.10

TK STAR DESIGN, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 17 – Risk Factors

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 18 – Risk of Concentrations and Credit Risk

For the nine months ended September 30, 2011 and 2010, five major media vendors accounted for approximately 75.28% and 58.81% of the Company’s cost for issuing advertisements, respectively. Total advertisements issued by these media vendors were $7,997,495 and $3,711,928 for the nine months ended September 30, 2011 and 2010, respectively.

Two major customers accounted for approximately 25.30% and 19.42% of the Company’s sales for the nine months ended September 30, 2011 and 2010, respectively. Total sales to these customers were $4,485,680 and $2,283,258, for the nine months ended September 30, 2011 and 2010, respectively.

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with financial institutions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and minimal credit risk exists with respect to these investments.